GRAND RIVER COMMERCE, INC.
4471 Wilson Ave., SW
Grandville, Michigan 49418

April 2, 2008

VIA EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: David S. Lyon

Re:	Grand River Commerce, Inc.
File Number 333-147456

Ladies and Gentlemen:

With respect to the above-captioned Registration Statement, Grand River Commerce, Inc., as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities being specified in the Registration Statement, and requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act, that the effectiveness of the Registration Statement filed with the Securities and Exchange Commission on November 16, 2007, as amended, be accelerated so that the Registration Statement will become effective on April 9, 2008, or as soon thereafter as practicable.

In connection with the foregoing request for accelerated effectiveness, the registrant hereby acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your communicating to us, via Jonathan S. Hightower, Hunton & Williams, LLP, as counsel to the registrant, at (512) 542-5038, confirmation of the declaration of effectiveness of the Registration Statement.

Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,

Grand River Commerce, Inc.

/s/ Robert P. Bilotti
Robert P. Bilotti
President & Chief Executive Officer